SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

INTRODUCTION & BACKGROUND

This management’s discussion and analysis dated as of Aug 14, 2026 (this “MD&A”) of the financial condition and results of operations of Sigma Lithium Corporation constitutes management’s review of the key factors that affected the Company’s financial and operating performance for the six-month ended June 30, 2026. Unless inconsistent with the context, references in this MD&A to “Sigma”, “Sigma Lithium” or the “Company” are references to Sigma Lithium Corporation and its subsidiaries.

This MD&A should be read in conjunction with the audited annual financial statements of the Company for the years ended December 31, 2025 and 2024 together with the notes thereto. Results are reported in United States dollars, unless otherwise noted.

The Company’s financial statements and the financial information contained in this MD&A were prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRIC”).

The Company’s office address is 181, Bay Street, Suite 4400, Toronto, Ontario, M5J 2T3, Canada. The Company’s common shares (“Common Shares”) trade under the symbol “SGML” in the United States on Nasdaq and in Canada on the TSX Venture Exchange (“TSXV”). Additionally, Brazilian Depositary Receipts (“BDRs”) trade under the symbol “S2GM34” in Brazil on the B3 exchange.

Further information about the Company and its operations, including the financial statements referred to above and the Company’s annual information form, is available on the Company’s website at www.sigmalithiumcorp.com, at www.sedarplus.ca (SEDAR) and at www.sec.gov (EDGAR).

The information herein should be read in conjunction with the technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, dated March 31, 2025, with an effective date of January 15, 2025, (the “Technical Report”), for resource and reserve estimates. The Technical Report is compliant with the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The Technical Report includes information about the Company’s wholly-owned Grota do Cirilo lithium operations (the “Operations”) in Brazil, such as: (i) the mineral reserve and resource estimates for the Xuxa deposit (“Phase 1”), the Barreiro deposit (“Phase 2”) and the Nezinho do Chicão deposit (“Phase 3” and together with Phase 2, "Phase 2 & 3”); (ii) the results of the updated feasibility study on Phase 1 (the “Phase 1 FS”); and (iii) the results of the preliminary feasibility study on Phase 2 and 3 (the “Phase 2 and 3 PFS”).

On January 1, 2025, the Company elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars. This change was made to better reflect the Company’s business operations and to enhance the comparability of its financial results with those of other publicly traded companies in the mining industry. The change in presentation currency has been applied retrospectively, and comparative financial information has been restated, such as the United States dollar has always been the Company’s presentation currency, in accordance with IAS 21 and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors.

The figures in this MD&A presented in United States dollars are referred herein as “$”, “US$” or “USD” and the figures presented in Brazilian Reais are denoted as "R$".

Readers should refer to, and carefully consider, the sections below titled “Financial Risk Factors”, “Cautionary Note Regarding Forward-Looking Information” and “Cautionary Note Regarding Mineral Reserve and Mineral Resource Estimates”.

OUR BUSINESS

Sigma Lithium is a commercial producer of high purity, environmentally sustainable, lithium oxide concentrate. The Company’s existing operations represent one of the largest hard rock lithium mining and beneficiation complexes in the world. Sigma Lithium´s operations are located in the municipalities of Araçuaí and Itinga, in the Jequitinhonha Valley, in the northeastern part of the state of Minas Gerais, Brazil. The Company owns 100% of its assets indirectly through its wholly-owned subsidiary Sigma Mineração S.A. (“Sigma Brazil”), which include operating assets and a leasehold area comprised of 29 mineral rights (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations) spread over 185 km2, located within a broader 19,000-hectare land package held by Sigma Brazil (containing the Grota do Cirilo, Sao José, Genipapo and Santa Clara properties).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Sigma Lithium’s operations are vertically integrated, with the Company’s mine (“Mine 1”) supplying spodumene bearing material to its lithium production and processing plant (the “Cleantech Industrial Plant”). The Cleantech Industrial Plant is designed and operated to produce a high purity lithium oxide concentrate (“Green Lithium”) in an environmentally friendly way through a fully automated and digital dense medium separation (“DMS”) technology process, engineered to the specifications of the Company’s customers in the rapidly expanding lithium-ion battery supply chain for electric vehicles (“EVs”) and energy storage systems.

Sigma Lithium is taking a phased approach to a planned expansion of its operations. Phase 1 production at its mine and Cleantech Industrial Plant commenced in April 2023. At a production capacity of 270,000 tonnes per annum of 5% lithium oxide concentrate, Phase 1 has positioned the Company as a globally relevant, Tier-1 lithium oxide concentrate producer. Sigma Lithium issued a Final Investment Decision (“FID”) on its Phase 2 project on April 1, 2024. Phase 2 would take consolidated capacity to 520,000 tonnes per annum of 5% lithium oxide concentrate. The existing infrastructure built with the Phase 1 mine and Cleantech Industrial Plant is expected to support two additional production lines, with each of the two planned phases of expansion, Phase 2 and Phase 3, designed to follow a similar flowsheet as demonstrated in Phase 1.

The Sigma Lithium Cleantech Industrial Plant also produces tailings that consist of a low-grade, high-purity, zero-chemical, hyperfine by-product (“Green By-Products”) with approximately 1.0% lithium oxide content. Provided lithium market conditions are favorable, these Green By-Products can be sold as high purity lithium fines. Alternatively, they can be sold as an input for different industries. In addition, from time to time, the Company may commercialize other lithium oxide concentrate products with lithium oxide content between 1% and 5%. These sales strengthen Sigma Lithium’s ESG-centric approach, as they result in a “zero tailings” strategy, greatly minimizing the environmental footprint of tailings storage with a positive ecosystem impact, while also generating an additional revenue stream for the Company.

Since its inception in 2012, the Sigma Lithium’s mission has emphasized environmental, social, and governance (“ESG”) practices to support sustainable development. The Company is actively engaged in social programs that promote sustainable development and inclusion.

FINANCIAL HIGHLIGHTS

For the three-month period ended June 30, 2026, the Company notes the following financial highlights:

▪ Net sales revenue of $54.7 million, up by 3.2x on a year-over-year basis and marking the highest ever quarterly revenue.

▪ Adjusted EBITDA margin of 47.0%, also the highest in the Company’s history.

▪ Net debt reduced by 9% from December 31, 2025 to $125 million.

OPERATIONAL HIGHLIGHTS

Table 1: Summary of Key Phase 1 Operating Metrics (for the six-month period ended June 30, 2026):

Key Operating Metrics	Unit	Jun 26	Mar 26	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24
Production
Lithium oxide concentrate production(1)	(kt)	35.4	23.6	3.0	44.0	68.4	68.3	77.0	60.2
Sales
Lithium oxide concentrate(1)	(kt)	24.4	23.6	0.0	48.6	40.3	61.6	73.9	57.5
Grade of lithium oxide concentrate	(%)	5.0%	5.0%	N.A.	5.2%	5.2%	5.0%	5.2%	5.2%
Net sales revenue	($ million)	54.7	42.3	16.9	28.5	16.9	47.7	47.3	20.9

(1)Figures in 1,000 tonnes. Includes lower grade lithium oxide concentrates reclassified as lithium products. For 2Q26, the lower grade lithium oxide concentrates, shown as the equivalent volume of high grade lithium oxide concentrate (adjusted for 5% lithium oxide content).

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Mining Operations Update

The six-month period ended June 30, 2026, marked the final phase of a restructuring of mining operations that aimed to increase capacity and improve efficiency by using larger equipment, such as trucks and excavators, and bringing mining operations in-house instead of using a mining contractor. The Company’s primary focus was on the restart and the continuing ramp-up of mining operations to support and optimize throughput of the Cleantech Industrial Plant.

Operational efforts during the period were concentrated on:

•	Revalidating mine plans to ensure alignment with executable sequencing, access, and working space constraints;
•	Coordinating contractor mobilization across drilling, blasting, and load-and-haul activities;
•	Establishing operational readiness, including fleet deployment, operator training, and control room systems integration; and
•	Strengthening governance, safety protocols, and daily performance monitoring to support a sustainable ramp-up.

As a result, the Company progressed a controlled restart of mining activities, with production ramp-up following a phased and operationally disciplined approach.

Since the week started July 17, 2026, mining operations have been halted as part of a partial suspension of Sigma Lithium’s operations, pending the closing with the Minas Gerais state government of a terms for adjustment of procedures ("Termo de Ajuste de Conduta" or "TAC Agreement"), which is a standardized form of agreement that must be mutually agreed between federal and state regulatory bodies and the company. The TAC Agreement is designed to address certain issues raised by the Vale do Jequitinhonha branch of the Minas Gerais state environmental enforcement body (see the details below under “Licensing Updates”).

Sigma Lithium anticipates finalizing the TAC Agreement, following which the Company expects to resume mining activities. As noted above, the post-restructuring ramp-up of mining operations, which began in January 2026, has involved the phased deployment of increasingly larger mining equipment. Once mining activities resume following the current temporary halt, the Company expects to continue this process and implement the next phase of equipment upgrades.

Cleantech Industrial Plant Update

In the six-month period ended June 30, 2026, the Cleantech Industrial Plant successfully transitioned from a maintenance-focused period achieving increased throughput. The Company executed a series of critical plant readiness initiatives, which translated into a smooth restart and ramp-up of production.

Since the week beginning July 17, plant operations have also been halted as part of the partial suspension of Sigma Lithium’s operations pending the closing of the TAC Agreement referred to above. Operations related to the sale of high-purity lithium fines, consisting of tailings generated by previous production, have continued without disruption. The Company anticipates that the Cleantech Industrial Plant will restart as soon as the TAC Agreement is finalized, either performing retreatment or processing fresh ore delivered by the restarted mining operations.

Phase 2 Development Progress

The restructuring and upgrade of mining operations ensured a strong and reliable foundation for the Phase 2 expansion. The Company continues to target the progression of long lead items with the objective of enabling construction commencement at the end of 2026 or the beginning of 2027, subject to final alignment of operational readiness and investment timing.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Table 2: Uses of Cash Analysis for Phase 2 Construction

Capex (000 USD)	Phase 1 (actual)	Phase 2 (budget)
Mine	7,337	-
Industrial site construction	16,600	16,454
Industrial plant	64,357	62,128
Environmental	11,775	10,961
R&D engineering design	17,222	5,029
Construction management	9,028	6,398
(=) Construction capex	126,319	100,970
Construction addition	-	6,536
(=) Total construction capex	126,319	107,506
Others	5,584	(149)
(=) Total capex	131,903	107,357

Licensing Updates

On December 21, 2024, Sigma Lithium obtained the Preliminary License, the Installation License, and the Operating License (“LP", “LI” and “LO”, respectively) for Mine 2, which is the Barreiro mine. The approval was unanimous by the State Environmental Policy Council (“COPAM”), the board responsible for voting and awarding environmental licenses in the State of Minas Gerais, including the votes of non-governmental organizations representatives. This milestone enables Sigma Lithium to expand its mineral lithium production capacity up to 5.5 million tonnes per year.

On January 31, 2024, Sigma Lithium was awarded its LP, LI and LO to install and operate its second Cleantech Industrial Plant by the State of Minas Gerais. The Company, once again, received unanimous approval from all board members of the COPAM, including the board members representing the NGOs.  The obtainment of the LP, LI and LO for Sigma Lithium’s second Cleantech Industrial Plant allows the Company to further expand its industrial beneficiation and processing capacity of lithium minerals to up to a total of 3.7 million tonnes per year.

On February 9, 2026, the National Mining Agency (“ANM”) confirmed that the mining concession application for the Barreiro mine ("Mine 2") was in compliance with all applicable regulatory requirements.

On July, 22 2026, as mentioned above, Sigma Lithium started negotiating with the Minas Gerais state government a terms for adjustment of procedures ("Termo de Ajuste de Conduta" or "TAC Agreement", which is a standardized form of agreement that must be mutually agreed between federal and state regulatory bodies and the company. The negotiations follow a notification by the Vale do Jequitinhonha branch of the Minas Gerais state environmental enforcement body, based in the town of Diamantina, which included the issuing of fines totaling approximately $0.54 million and required a partial suspension of the Company’s operations. Several fines were related to the period from 2013 to 2022.

Sigma Lithium vehemently denies any wrongdoing with respect to the key claims raised in connection to the Company's operations. Sigma Lithium confirms that: a) The Company has not misrepresented any information filed with the environmental authorities since 2018; b) The Company has not commercially sold any lithium materials prior to May 2023; and c) The Company denies the claims alleging that 2 houses located outside of Sigma Lithium’s licensed area are negatively impacted by its activities.

The Company has agreed to a settlement to be established by the TAC Agreement, in addition to the payment of up to $0.54 million for the above mentioned fines. In parallel to negotiating the TAC Agreement, Sigma Lithium has filed a significant amount of factual and quantitative environmental evidence supporting its defense to the claims related to its current operations with FEAM, the environmental regulator of Minas Gerais state. The Company estimates that the execution of the proposed adjustments of environmental procedures under the TAC Agreement will require an estimated capex of approximately $1.0 million. The closing of the TAC agreement is to be followed by the resumption of full operational activities.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

ESG & SUSTAINABILITY HIGHLIGHTS

Sigma Lithium is committed to leading the way in socially and environmentally sustainable lithium. The Company’s approach to sustainability reflects not only the Company´s regulatory obligations, but also the evolving expectations of the Sigma Lithium’s stakeholders, including customers, investors, local communities, employees, and public institutions.

Health & Safety

In the six months to June 30, 2026, the Company recorded a zero Total Recordable Injury Frequency Rate (TRIFR), defined as the number of injuries, excluding fatalities, requiring medical treatment per million hours worked. As of June 30, 2026, Sigma Lithium completed 1,060 consecutive days without a Lost Time Injury (LTI).

Environmental Programs

Sigma Lithium’s production process is designed to maximize sustainability and minimize environmental impacts, with the use of 100% renewable electricity, zero tailings dams and zero use of hazardous chemicals. The Company runs several environmental programs. Some of the key programs are outlined below.

Land use and biodiversity management:

▪	Conservation of Permanent Preservation Areas (APP) and Legal Reserves
▪	Flora and Fauna Rescue Program
▪	Degraded Area Recovery Program

Control of pollution and waste:

▪	Stormwater Drainage System Implementation and Maintenance Program and Erosion Control Program
▪	Water Quality and Quantity Monitoring
▪	Air Emissions Control and Monitoring Program
▪	Noise and Vibration Control and Monitoring Program.

Social Programs

Sigma Lithium runs several community outreach programs, which include holding monthly meetings with local communities and other structured initiatives. The Company also runs voluntary social programs, some of which are outlined below.

“Fundo Dona de Mim” Microcredit Program

The Fundo Dona de Mim microcredit program was launched in partnership with Brazil´s most prominent support organization for women, Grupo Mulheres do Brasil, with the aim of promoting female entrepreneurship in Sigma Lithium’s local communities. The program has benefited local women with small businesses in the areas of food, crafts, clothing and services.

Zero Drought Program

Under this program, Sigma Lithium builds small rainwater capture structures in the local municipalities of Araçuaí and Itinga, benefiting small-scale farmers. The reservoirs store water for the irrigation of crops during periods of drought.

Water for All Program

Sigma Lithium provides drinking water to local households through a partnership with the municipalities of Araçuaí and Itinga. Sigma Lithium donated water tanks and funds water deliveries by truck from the local water utilities, COPANOR and COPASA, supplying the local communities on a regular basis.

Education that Transforms Program

Sigma Lithium has several initiatives dedicated to the education of children and adolescents in its local municipalities of Araçuaí and Itinga. The Company facilitated the renovation and expansion of three municipal public schools has ongoing educational programs and several initiatives in cultural and sports education through partnerships with local groups.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Corporate Governance

▪	On January 13, 2026, Mr. Eugenio de Zagottis stepped down from his position on the Board of Directors of Sigma Lithium (the “Board”) for personal reasons and, on the same date, Ms. Katia Abreu joined the Board.
▪	The current composition of the Company’s internal committees is as follows:
-	Audit, Finance and Risk Committee (formerly named Audit Committee): comprised of Junaid Jafar (Chair), Alexandre Rodrigues Cabral and Katia Abreu, so as to be comprised entirely of Independent Directors.
-	People & Governance Committee (formerly named Corporate Governance, Nomination and Compensation Committee): comprised of Marcelo Paiva (Chair), Katia Abreu and Junaid Jafar.
-	ESG Committee: comprised of Alexandre Rodrigues Cabral (Chair), Ana Cristina Cabral, and Maria José Gazzi Salum.
-	Technical Committee: comprised of Alexandre Rodrigues Cabral (Co-Chair), Vicente Lobo (Co-Chair), Ana Cristina Cabral and Marcelo Paiva.

SELECTED FINANCIAL INFORMATION

Quarterly Information		2026				2025		2024 (1)
(in $ millions)	Jun 26	Mar 26	Dec 25	Sep 25	Jun 25	Mar 25	Dec 24	Sep 24
Cash and cash equivalents	16.7	3.9	6.2	6.1	15.1	31.1	45.9	65.6
Total assets	477.9	329.0	293.7	342.8	336.2	348.3	327.1	368.9
Property, plant & equipment	297.0	169.8	161.4	171.4	161.6	152.5	141.0	166.5
Loans and export prepayment	136.1	133.9	140.5	161.9	167.0	168.7	173.6	181.2
Net sales revenue	54.7	42.3	16.9	28.5	16.9	47.7	47.3	20.9
Cost of goods sold	(21.9)	(16.8)	(3.4)	(30.1)	(23.5)	(34.2)	(32.0)	(29.2)
Expenses	(32.7)	(10.1)	(27.1)	(10.1)	(12.2)	(3.8)	(36.8)	(15.7)
Income tax and social contribution	(2.7)	(4.3)	(10.9)	0.1	-	(5.0)	13.0	(1.1)
Net (loss) / income for the period	(2.6)	11.1	(24.5)	(11.6)	(18.8)	4.7	(8.5)	(25.1)

(1) On January 1, 2025, the Company started to present its financial statements in United States dollars as mentioned in “Introduction & Background” section.

Q2 2026 Net loss of $2.6 million for the three-month period ended June 30, 2026, derived from net revenues of $54.7 million, offset by $21.9 million in cost of goods sold, $32.7 million in expenses and $2.7 million in income tax and social contribution. Additionally, the Company increased its PP&E of $139 million regarding to Leasing equipment’s used in operations.

Q1 2026 Net income of $11.1 million for the three-month period ended March 31, 2026, derived from net revenues of $42.3 million, offset by $16.8 million in cost of goods sold, $10.1 million in expenses and $4.3 million in income tax and social contribution.

Q4 2025 Net loss of $24.5 million for the three-month period ended December 31, 2025, derived from net revenues of $16.9 million ($14.4 million in final adjustments on previously provisionally priced sales and $2.5 million in shipping service revenues), offset by $3.4 million in cost of goods sold, $27.1 million in expenses and $10.9 million in income tax and social contribution.

Q3 2025 Net loss of $11.6 million for the three-month period ended September 30, 2025, derived from $30.4 million in gross sales revenue and $1.0 million in shipping services, offset by $2.9 million in provisional pricing adjustment, and $30.1 million in cost of goods sold and distribution costs.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Q2 2025 Net loss of $18.8 million for the three-month period ended June 30, 2025, derived from $21.1 million in gross sales revenue and $1.2 million in shipping services, offset by $5.4 million in provisional pricing adjustment, and $23.5 million in cost of goods sold and distribution costs.

Q1 2025 Net income of $4.7 million during the three-month period ended March 31, 2025, consisted of a gross profit of $13.5 million, obtained from $47.7 million in net sales revenue and $34.2 million in cost of goods sold and distribution costs.

Q4 2024 Net loss of $8.5 million during the three-month period ended December 31, 2024, consisted of a gross profit of $15.3 million, obtained from $47.3 million in net sales revenue and $32.1 million in cost of goods sold and distribution costs.

Q3 2024 Net loss of $25.1 million during the three-month period ended September 30, 2024, consisted of net sales revenue $20.9 million as a result of provisional price adjustment due to the decrease in average prices realized during the period and $29.2 million in cost of goods sold and distribution costs.

Selected consolidated financial information is as follows:

Results of Operations

Three-Month Period Ended June 30, 2026 compared to Three-Month Period Ended June 30, 2025

The following table shows selected financial information for the three-month periods ended June 30, 2026, and June 30, 2025:

	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change	%
Net sales revenue	54,700	16,888	37,812	223.9%
Cost of goods sold	(21,893)	(23,564)	1,671	(7.1%)
Sales expenses	(195)	(183)	(12)	6.6%
General and administrative expenses	(4,449)	(4,336)	(113)	2.6%
Other operating expenses, net	(11,552)	(8,491)	(3,061)	36.0%
Stock-based compensation	(9,043)	(472)	(8,571)	1815.9%
Financial expenses, net	(7,498)	1,299	(8,797)	(677.2%)
Income tax and social contribution	(2,714)	-	(2.714)	(100.0%)
Net Income for the period	(2,644)	(18,859)	16,215

The change in net income for the three-month period ended June 30, 2026, compared to the three-month period ended June 30, 2025, is primarily attributable to:

Net sales revenue

	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change
Gross sales revenue – lithium products(1)	50,979	21,148	29,831
Shipping services	3,655	1,236	2,419
	54,634	22,384	32,250

Provisional price adjustments	66	(5,496)	5,562
Net sales revenue	54,700	16,888	37,812

(1) Gross sales revenue is reported on a FOB basis.

▪	For the three months ended June 30, 2026, Sigma Lithium reported net sales revenues of $54.7 million from the sale of lithium products, which included lithium oxide concentrate of various grades or levels of lithium oxide content. Revenues rose by 3.2x on a year-over-year basis, driven by higher realized lithium prices and despite a 40% drop in sales volumes. Operations during the quarter were in ramp-up phase following the abovementioned upgrade in mining operations, which impacted production volumes.

Expenses by category

The following table summarizes the Company’s expenses by category for the three-month period ended June 30, 2026, and June 30, 2025.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

(a)	Cost of goods sold(1)
	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change
Direct industrial processing and mine cost	(8,342)	(14,287)	5,945
Transportation	(8,292)	(4,126)	(4,166)
Royalties(2)	(1,728)	(336)	(1,392)
Other	(644)	(1,564)	920
Depreciation and depletion	(2,887)	(3,251)	364
Cost of goods sold total	(21,893)	(23,564)	1,671

(1) For the three-month period ended June 30, 2026 and, cost of goods sold includes $961 related to stock-based compensation.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government,

payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of net revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the CFEM, which is described above.

▪	For the three-month period ended June 30, 2026, the Company reported cost of goods sold of $21.9 million comprised primarily of costs related to mining, industrial processing and transportation. Cost of goods sold fell by 7% on a year-over-year basis reflecting primarily a 48% decline in production volumes.
(b)	Sales and administrative expenses
	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change
Salaries and benefits	(2,412)	(2,459)	47
Legal	(1,338)	(989)	(349)
Public company expenses	(584)	(662)	78
Other	(276)	(385)	109
Depreciation and depletion	(34)	(24)	(10)
Sales and administrative expenses total	(4,644)	(4,519)	(125)

Sales and administrative expenses were $4.6 million compared to $4.5 million in the same period of 2025. The increase was driven primarily by higher legal expenses.

Other operating expenses, net

	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change
Idle capacity - industrial plant (1)	(9,427)	-	(9,427)
Provision for expected inventory losses	-	(7,859)	7,859
Environmental and social expenses	(877)	(460)	(417)
Accrual for contingencies	(429)	(14)	(415)
Depreciation	(3)	(7)	4
Others	(816)	(151)	(665)
Other operating expenses, net	(11,552)	(8,491)	(3,061)

(1)The Company implemented a restructuring of its mine operations to enhance operational efficiency, started during the fourth quarter of 2025, which led to idle capacity at its industrial plant. Includes depreciation and depletion of assets amounting to US$5,196 for the three-month period ended June 30, 2026.

▪	For the three-month period ended June 30, 2026, net other operating expenses totaled $11.6 million compared to $8.5 million in the same period of 2025, representing an increase of $3.1 million; and
▪	The increase was primarily attributable to the recognition of $9.4 million in expenses related to operational idle capacity at the Company’s Cleantech Industrial Plant, which operated below full capacity due to the abovementioned restructuring in mining operations. This was partially offset by the absence of a $7.9 million provision for expected inventory losses recognized in the comparative period.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Stock-based compensation

▪	For the three-month period ended June 30, 2026, stock-based compensation expenses included in other operating costs increased to $9.0 million from $0.5 million in the same period in 2025, primarily due to higher compensation expense recognized in connection with restricted stock units (“RSUs”), including a significant number of RSUs that vested during the period.

Financial expenses, net

	For the three months ended
(in $ 000s)	Jun 26	Jun 25	Change
Financial income	-	685	(685)

Financial expenses
Interest accrued on loans and export prepayments	(3,886)	(4,910)	1,024
Accretion of leases and asset retirement obligations	(3,952)	(192)	(3,760)
Other financial expenses	(955)	(781)	(174)
Total financial expenses	(8,793)	(5,883)	(2,910)

Foreign exchange variation on net assets	1,295	6,497	(5,202)
Financial (expenses) income, net	(7,498)	1,299	(8,797)

▪	For the three-month period ended June 30, 2026, net financial expenses totaled $7.5 million compared to net financial income of $1.3 million in the same period of 2025, representing a negative variance of $8.8 million;
▪	The change was primarily attributable to a decline in foreign exchange gains on net assets at $1.3 million compared with $6.5 million in the prior-year period, reflecting an appreciation of the Brazilian Real against the U.S. dollar; and
▪	In addition, interest expenses on lease liabilities increased to $4.0 million, compared with $0.2 million in the same period of 2025, primarily due to new operating equipment lease contracts entered into by the Company.
▪	The Company reported no financial income during the three-month period ended June 30, 2026, compared to financial income of $0.7 million in the prior year period, primarily due to the impact of certain taxes applied to financial income.

Income tax and social contribution

For the three-month period ended June 30, 2026, income tax and social contribution rose to $2.7 million from $ zero in the same period in 2025, primarily due to the increase in current tax expenses resulting from the transition from having pre-tax losses to taxable income

Six-Month Period Ended June 30, 2026 compared to Six-Month Period Ended June 30, 2025

The following table shows selected financial information for the six-month period ended June 30, 2026, and June 30, 2025:

	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change	%
Net sales revenue	97,042	64,560	32,482	50.3%
Cost of goods sold	(38,667)	(57,781)	19,114	(33.1%)
Sales expenses	(502)	(388)	(114)	29.4%
General and administrative expenses	(7,750)	(9,095)	1,345	(14.8%)
Other operating expenses, net	(19,574)	(9,387)	(10,187)	108.5%
Stock-based compensation	(9,196)	(1,277)	(7,919)	620.1%
Financial expenses, net	(5,864)	4,237	(10,101)	(238.4%)
Income tax and social contribution	(6,999)	(5,000)	(1,999)	40.0%
Net Income for the period	8,490	(14,131)	22,621

The change in net income for the six-month period ended June 30, 2026, compared to the six-month period ended June 30, 2025, is primarily attributable to:

| 9

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Net sales revenue

	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change
Gross sales revenue – lithium products(1)	93,171	68,803	24,368
Shipping services	3,655	2,631	1,024
	96,826	71,434	25,392

Provisional price adjustments	216	(6,874)	7,090
Net sales revenue	97,042	64,560	32,482

(1) Gross sales revenue is reported on a FOB basis.

▪	For the six months ended June 30, 2026, Sigma Lithium reported net sales revenues of $97.0 million, which rose from $64.6 million six-month period ended June 30, 2025 primarily due to higher realized prices from the sale of lithium products, and despite a decline of 53% in sales volumes.

Expenses by category

The following table summarizes the Company’s expenses by category for the six-month periods ended June 30, 2026, and June 30, 2025.

(a)	Cost of goods sold (1)
	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change
Direct Industrial processing and mine cost	(9,854)	(34,114)	24,260
Transportation	(21,005)	(10,989)	(10,016)
Royalties (2)	(3,205)	(2,207)	(998)
Other	(1,129)	(4,029)	2,900
Depreciation and depletion	(3,474)	(6,442)	2,968
Cost of goods sold total	(38,667)	(57,781)	19,114

(1) For the six-month period ended June 30, 2026 and, cost of goods sold includes $1,026 related to stock-based compensation.

(2) Applicable Royalties:

i.) 2.0% ‘Compensação Financeira pela Exploração de Recursos Minerais’ (CFEM), a royalty on mineral production levied by the Brazilian government,

payable on the price of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of net revenues from sales of minerals extracted from the Lithium Properties.

iii.) Brazilian law requires paying landowner’s royalties equal to 50% of the CFEM, which is described above.

▪	For the six-month period ended June 30, 2026, cost of goods sold of $38.7 million was substantially lower than $57.8 million in the six-month period ended June 30, 2025, primarily, due to a decline of 57% in production volume.
(b)	Sales and administrative expenses
	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change
Salaries and benefits	(4,488)	(4,806)	318
Legal	(1,866)	(2,366)	500
Public company expenses	(1,266)	(1,555)	289
Other	(565)	(711)	146
Depreciation and depletion	(67)	(45)	(22)
Sales and administrative expenses total	(8,252)	(9,483)	1,231

Sales and administrative expenses were $8.3 million compared to $9.5 million in the same period of 2025. The decrease was primarily driven by a decline in legal expenses.

| 10

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Other operating expenses, net

	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change
Idle capacity - industrial plant (1)	(17,078)	-	(17,078)
Provision for expected inventory losses	-	(7,859)	7,859
Environmental and social expenses	(1,625)	(1,211)	(414)
Accrual for contingencies	(400)	(86)	(314)
Depreciation	(8)	(14)	6
Others	(463)	(217)	(246)
Other operating expenses, net	(19,574)	(9,387)	(10,187)

(1)The Company implemented a restructuring of its mine operations to enhance operational efficiency, started during the fourth quarter of 2025, which led to idle capacity at its industrial plant. Includes depreciation and depletion of assets amounting to US$7,177 for the six-month period ended June 30, 2026.

▪	For the six-month period ended June 30, 2026, net other operating expenses totaled $19.6 million compared to $9.4 million in the same period of 2025, representing an increase of $10.2 million; and
▪	The increase was primarily attributable to the recognition of $17.1 million in expenses related to operational idle capacity at the Company’s Cleantech Industrial Plant, which operated below full capacity due to the abovementioned restructuring in mining operations, partially offset by the absence of a$7.9 million provision for expected inventory losses recognized in the comparative period.

Stock-based compensation

▪	For the six-month period ended June 30, 2026, stock-based compensation expenses included in other operating costs increased to $9.2 million from $1.3 million in the same period in 2025, primarily due higher compensation expenses recognized in connection with restricted stock units (“RSUs”), including a significant number of RSUs that vested during the period.

Financial expenses, net

	For the six months ended
(in $ 000s)	Jun 26	Jun 25	Change
Financial income	-	1,610	(1,610)

Financial expenses
Interest accrued on loans and export prepayments	(7,750)	(9,858)	2,108
Accretion of leases and asset retirement obligations	(4,117)	(323)	(3,794)
Other financial expenses	(2,503)	(2,073)	(430)
Total financial expenses	(14,370)	(12,254)	(2,116)

Foreign exchange variation on net assets	8,506	14,881	(6,375)
Financial (expenses) income, net	(5,864)	4,237	(10,101)

▪	For the six-month period ended June 30, 2026, net financial expense totaled $5.9 million compared to net financial income of $4.2 million in the same period of 2025, representing a negative variance of $10.1 million.

▪	The reduction was primarily attributable to a decline in foreign exchange gains on net assets at $8.5 million compared with $14.9 million in the prior-year period, reflecting an appreciation of the Brazilian Real against the U.S. dollar; and

▪	An increase in interest expenses on lease liabilities, which rose to $3.8 million, compared with $0.3 million in the same period of 2025, primarily due to the Company having entered into new operating equipment lease contracts.

▪	The Company reported no financial income during the six-month period ended June 30, 2026, compared to financial income of $1.6 million in the prior year period. The change was primarily due to the impact of certain taxes applied to financial income.
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Income tax and social contribution

For the six-month period ended June 31, 2026, income tax and social contribution increased to $7.0 million from $5.0 million in the same period in 2025 primarily due to the impact on current taxes of the transition from having pre-tax losses to taxable income and the effect on deferred taxes of changes in unrealized foreign exchange gains.

Non-GAAP Measure

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”)

EBITDA is a non-GAAP measure, which is calculated using the net loss for the period and excluding the amounts charged as (i) depreciation and depletion, (ii) financial expenses and (iii) income taxes.

Adjusted EBITDA is meaningful for the stakeholders, since the Company can demonstrate the effective EBITDA, considering the stock-based compensation impact on net loss. Since this item is non-cash, the reconciliation below is necessary and relevant for understanding the Company´s EBITDA measurement, as shown below:

	For the three months ended		For the six months ended
	Jun 26	Jun25	Jun 26	Jun 25
Net income for the period	(2,644)	(18,859)	8,490	(14,131)
(+) Depreciation and depletion	8,122	3,282	10,726	6,500
(+) Financial expenses, net	7,498	(1,299)	5,864	(4,237)
(+) Income taxes	2,714	-	6,999	5,000
EBITDA	15,690	(16,876)	32,079	(6,868)
(+) Stock-based compensation	10,004	(201)	10,319	1,216
Adjusted EBITDA	25,694	(17,077)	42,398	(5,652)

Net income for the period (%)(1)	(4.8%)	(111.7%)	8.7%	(21.9%)
EBITDA (%)(1)	28.7%	(99.9%)	33.1%	(10.6%)
Adjusted EBITDA (%)(1)	47.0%	(101.1%)	43.7%	(8.8%)

(1) Calculated over net revenue of $54,700 for the three-month period ended June 30, 2026, $16,888 for the same period in 2025, $97,042 for the six-month period ended June 30, 2026 and $64,560 for the same period in 2025.

Liquidity and Capital Resources

Cash Flow Highlights	For the three months ended		For the six months ended
(in $000s)	Jun 26	Jun 25	Jun 26	Jun 25
Cash provided by (used in) operating activities	29,892	(6,019)	27,155	(8,205)
Cash used in investing activities	(1,505)	(3,273)	(4,415)	(8,066)
Cash provided by (used in) financing activities	(15,314)	(7,096)	(12,538)	(17,868)
Effect of foreign exchange on cash	(266)	390	243	3,334
Change in cash and cash equivalents	12,807	(15,998)	10,445	(30,805)
Cash & cash equivalents – beginning of period	3,852	31,111	6,214	45,918
Cash & cash equivalents – end of period	16,659	15,113	16,659	15,113

Liquidity Outlook

Cash used in operating activities	For the three months ended		For the six months ended
(in $000s)	Jun 26	Jun 25	Jun 26	Jun 25
Cash received from customers	53,124	24,543	69,400	57,129
Cash used in operating costs	(21,944)	(29,739)	(39,864)	(63,362)
Cash used in payment of interest	(1,288)	(823)	(2,381)	(1,972)
Cash provided by (used in) operating activities	29,892	(6,019)	27,155	(8,205)

As of June 30, 2026, the Company’s cash and cash equivalents totaled $16.7 million. Total debt was $136.1 million and short term debt was $123.4 million, mostly comprised of $119.9 million in export prepayments. Net debt stood at $119.4 million.

Operating Activities

For the six-month period ended June 30, 2026, cash provided by operating activities was $27.2 million compared to cash used in operating of $8.2 million for the same period in 2025. The increase was mainly due to:

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	Net income increased to $8.5 million from net loss of $14.1 million for the same period in 2025, adjusted by $23.2 million in items that do not represent cash receipts or disbursements, such as an increase in stock-based compensation of $9.1 million, depreciation and depletion of $4.2 million and net exchange variations of $11.2 million, among others; and

▪	This was partly offset by the negative impact of an increase in trade accounts receivable of $17.0 million compared with $3.8 million in the same period in 2025.

Investing Activities

For the six-month period ended June 30, 2026, cash used in investing activities was $4.4 million compared to $8.1 million in the same period of 2025, a slight decrease primarily due to $2.6 million in lower additions to geological expenditures and property, plant and equipment, and a drop of $1.0 million in advances for land acquisitions.

Financing Activities

For the six-month period ended June 30, 2026, cash used in financing activities was $12.5 million compared to $17.9 million in the same period of 2025, primarily due to lower net loan repayments, partly offset by an increase in payments of lease liabilities resulting from the Company entering new lease agreements related to the abovementioned mining restructuring and upgrade.

Operations and liquidity

These financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

 As of June 30, 2026, the Company reported negative working capital of $175.7 million which may cast significant doubt on the Company’s ability to continue as a going concern as of that date.

However, based on the Company´s recent operating performance and cash flow generation, management is comfortable with the Company´s ability to continue operating as a going concern as a result of management expectation regarding the realization of the Company´s future cashflows, current strong lithium market conditions, as well as the actions currently being undertaken to successfully execute its business plan, including increasing revenues while managing operating expenses.

On October 6, 2025, as part of the implementation of management’s business plan, the Company announced a restructuring of its mining operations to increase capacity and improve efficiency by bringing mining operations in-house instead of using a mining contractor and using larger equipment, such as trucks and excavators. With the upgrade, management anticipates being able to markedly improve the Company’s operating margins. During the time the mine was demobilized, the Company’s Cleantech Industrial Plant continued to operate, reprocessing tailings.

In December 2025, the Company signed an offtake agreement for 70,500 tonnes of high grade lithium oxide concentrate to be supplied during 2026. This agreement provides a working capital revolver of $96.0 million to be disbursed in fixed monthly installments of $8.0 million. For the six-month period ended June 30, 2026, the Company recognized net revenues of $51.9 million of high-grade lithium oxide concentrate under this agreement.

For the six-month period ended June 30, 2026, the Company recognized net revenue of approximately $45.0 million as a result of the sale of low-grade material (high-purity lithium fines).

 CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Common shares issued and outstanding	112,568,313
RSUs	612,068
Stock options	128,125
Fully diluted number of common shares	113,308,506

RELATED PARTY TRANSACTIONS

A summary of the related parties to Sigma Lithium is set out below:

Related Party	Nature of relationship
A10 Group

Comprises entities that paid certain expenses on behalf of Sigma Lithium and were subsequently reimbursed during the period ended June 30, 2026:

(a) A10 Investimentos Ltda is an asset management firm indirectly controlled by Marcelo Paiva, who is a director and Co-Chair of Sigma Lithium and the investment manager of the A10 Investimentos Fundo de Investimento Financeiro em Ações (“A10 Fund”), which is a minority shareholder of the Company; and

(b) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”), which is an administrative services firm controlled by Marcelo Paiva, a director and Co-Chair of Sigma Lithium. Sigma Lithium’s Co-Chair and CEO, Ana Cristina Cabral, has a minority interest.

Miazga	Miazga Participações S.A is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cristina Cabral, Sigma Lithium’s Co-Chair and CEO, has an indirect economic interest.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which Marina Bernardini, an officer of Miazga and Sigma Brazil, has an indirect economic interest.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which has as directors Lígia Pinto, VP of Institutional/Government Relations of Sigma Lithium, and Marina Bernardini, an officer of Miazga and Sigma Brazil.
Key management personnel	Includes the Company’s directors and executive management team and the executive management team of Sigma Lithium.

Transactions with related parties

Reimbursement of company expenses paid by A10 Group: Certain expenses attributable solely to Sigma Lithium during the period were paid by the A10 Group on the Company’s behalf and were later reimbursed to A10 Group at cost by the Company, with no profit element. Such expenses were limited to: (i) the cost of three administrative personnel 100% allocated to Sigma Lithium; and (ii) health insurance expenses of certain individuals formerly related to the A10 Group and who are now exclusively at Sigma Lithium, which continue to be paid by A10 Group. For the avoidance of doubt, these amounts represent a pass-through reimbursement of Sigma Lithium's own expenses and do not constitute revenue, income, or any form of compensation to A10 Group. Marcelo Paiva, who indirectly controls A10 Group and is also Co-Chair and a director of Sigma Lithium, does not receive any compensation or benefits in any way as part of these reimbursements.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to Sigma Lithium’s industrial facilities (See note 14).

Royalties: Pursuant to Brazilian legislation, royalties are payable to landowners whose properties are subject to mineral exploration activities. The amount of these royalties are equivalent to 50% of the value paid as Financial Compensation for the Exploration of Mineral Resources (CFEM) to Brazil’s National Mining Agency (Agencia Nacional de Mineração). As of June 30, 2026, the Company recognized an amount payable to Miazga of $1,891 ($1,325 as of December 31, 2025) in landowners’ royalties.

| 14

SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Loan agreements (Tatooine): On April 20, 2023, Sigma Brazil entered into a loan facility agreement with Tatooine, to fund the purchase by Tatooine of several properties located in areas of interest of the Company. The loan facility agreement provides for loans of up to $12,000. On November 14, 2024, this limit was amended to $15,000. The facility bears a 15% p.a. interest rate. The loan facility agreement is set up so that loan amounts can be made available via requests made by Tatooine to Sigma Brazil, where the amounts for the acquisition of each property and their corresponding expected costs and expenses are specified. Loans granted by Sigma Brazil to Tatooine under this loan facility agreement totaled $21,641 as of June 30, 2026 ($18,542 as of December 31, 2025), of which $13,912 represents loan disbursements, $7,176 corresponds to capitalized interest and remaining amount of $553 as CTA adjustment ($5,304 as of December 2025). During the year of 2025 Sigma Lithium entered into a loan agreement with Tatooine, bearing an interest rate of 12% p.a. As of June 30, 2026 the balance of loans under this agreement was $8,721 ($5,653 as of December 31, 2025).

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of Sigma Lithium’s operations, which have a high degree of positive impact in the communities surrounding the Company’s operations in the Vale do Jequitinhonha region. ILV’s purpose is to promote the well-being and the economic development of those communities.

Description	Jun 26		Six Months Ended, Jun 26	Dec 25		Six Months Ended, Jun 25
	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Group
Reimbursement to A10 Group for expenses incurred on behalf of Sigma Lithium	-	33	(195)	-	-	(158)
Miazga
Lease agreements	-	854	(109)	-	606	(104)
Royalties		1,891	(484)	-	1,325	(575)
Arqueana
Lease agreements	-	1,701	(193)	-	1,381	(121)
Tatooine
Accounts payable	-	20	(57)	-	155	-
Loan to related party - Liability	-	8,721	(1,214)	-	5,653	-
Loan to related party - Asset	21,641	-	1,872	18,542	-	1,449
Instituto Lítio Verde
Accounts payable	-	2,278	(773)	-	1,453	(518)
Total	21,641	15,498	(1,153)	18,542	10,573	(27)

Key management personnel

	Six months ended
	Jun 26	Jun 25
Stock-based compensation, included in operating expenses	4,610	844
Salaries, benefits and director's fees, included in general and administrative expenses	463	422
Total	5,073	1,266

Key management includes the directors of the Company, the executive management team and senior management at Sigma Lithium.

FINANCIAL RISK FACTORS

The Company is exposed to a variety of financial risks such as credit risk and liquidity risk, including interest rate risk, foreign currency risk.

The fair values of cash and cash equivalents, accounts payable, export prepayment trade finance and credits from related parties approximate their carrying amounts due to the short-term maturity of these financial instruments.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Credit Risk

Sigma Lithium has a credit risk management policy, which aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by having receivables guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Sigma Lithium’s approach to managing liquidity is to ensure that the Company will have sufficient liquidity to meet liabilities when due.

Sigma Lithium’s management of cash is focused on funding ongoing capital needs for operating the Cleantech Industrial Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its sales and administrative expenses.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
(in $000s)
Suppliers	60,459	-	-	-	60,459
Loans and export prepayments (1)	130,381	9,354	5,549	-	145,284
Lease liabilities	45,490	90,291	34,381	587	170,749

(1) The amounts presented include all obligations until the maturity date, unlike accrual basis used in the Financial Statements.

As of June 30, 2026, out of the total $60,459 due to suppliers, $29,603 (49.4%) relates to amounts disputed by the Company, primarily in connection with services that were either not provided at all or were not provided in accordance with the applicable contractual terms. These liabilities are under dispute and were assessed as possible, with any potential cash outflow beyond 12 months. However, to ensure compliance with the IFRS Accounting Standards, Sigma Lithium maintained the balance under suppliers, pending the conclusion of any reassessment by the Company’s legal counsel. As of December 31, 2025, out of the total $49,524 due to suppliers, $25,678 (51.8%) related to disputed amounts.

The Company restructured mining operations to increase efficiency, and this involved a change of certain suppliers. The amounts in dispute are partly the result of a mine demobilization made at the start of the restructuring in October 2025, which was followed by a remobilization in January 2026 using a separate set of suppliers.

Moreover, there are loans outstanding that should be redeemed in 2026, and their repayments are recognized at the amortized cost (accruals basis) as follows:

	Loans and Export Prepayments
	6/30/2026	12/31/2025

U.S. dollar denominated
Export prepayment trade finance	14,042	24,140
Export prepayment agreement - Synergy	105,850	100,617
Cash held as collateral – Synergy¹	(11,253)	(11,253)
	108,639	113,504

¹ As per note 8 of the Company’s financial statements for the six months ended June 30, 2026.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The net amount payable to settle the amount owed under the export prepayment agreement with Synergy should be offset against $11,253 classified as cash held as collateral under this agreement. As of June 30, 2026, the net amount payable with respect to this agreement was $94,597 ($89,364 as of December 31, 2025).

Interest Rate Risk

This risk can arise from short and long-term financial investments, financing and export prepayment, which may be linked to fixed and floating interest rates, such as rates based on the CDI, SELIC and SOFR, exposing these financial liabilities to interest rate fluctuations, as shown in the sensitivity analysis framework below.

The Company considered the scenario most probable and scenarios 1 and 2 of changes in interest rates volatility.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the period ended June 30, 2026:

		Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Liabilities
Rate	Selic (+10% and +20%)	14.50% p.a.	14.00% p.a.	15.40% p.a.	16.80% p.a.
BDMG		16,728	42	(75)	(191)

Rate	SOFR (+2.5% and +5.0%)	3.54% p.a.	3.54% p.a.	3.63% p.a.	3.72% p.a.
Export prepayment agreement		100,000	-	(44)	(88)

(1) Sensitivity analysis of the scenario probable was measured using as reference the rates on July 27, 2026.

Foreign Currency Risk

The exposure arises from the existence of assets and liabilities generated or denominated in US Dollar, since the Company's functional currency is the Brazilian Real. The consolidated exposure as of June 30, 2026 was as follows:

Description	Jun 26
Canadian dollar
Cash and cash equivalents	15
Taxes recoverable	33
Suppliers	(7,945)
Other current liabilities	(5)
Total	(7,902)
United States dollar
Cash and cash equivalents	6,760
Trade accounts receivable	26,707
Cash held as collateral	11,253
Suppliers	(252)
Prepayment from customer	(15,651)
Interest on export prepayment agreements	(6,092)
Export prepayment agreement	(113,800)
Total	(91,075)

We present below the sensitivity analysis for foreign exchange risks. The Company considered a probable scenario (1) and scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for the volatility of the currency, using as reference the exchange rate on June 30, 2026.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	Jun 26
Currency	Exchange rate	Probable scenario (1)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	3.6442	3.6237	3.9861	4.3484
CAD (-)	3.6442	3.6237	3.2613	2.8990
USD (+)	5.1766	5.0739	5.5813	6.0887
USD (-)	5.1766	5.0739	4.5665	4.0591

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

The effects on profit and loss, considering the probable scenario and scenarios 1 and 2 are shown below:

	Jun 26
	Notional	Probable scenario (1)	Scenario [1]	Scenario [2]
Canadian dollar-denominated(+)	(7,902)	45	(678)	(1,280)
Canadian dollar-denominated(-)	(7,902)	45	928	2,031
U.S. dollar-denominated(+)	(91,075)	1,843	(6,604)	(13,643)
U.S. dollar-denominated(-)	(91,075)	1,843	12,168	25,073

(1) Sensitivity analysis of the probable scenario was measured using as reference the exchange rate, published by the Central Bank of Brazil on July 30, 2026.

Changes in Directors and Management

Except for the changes to the Board noted in the Corporate Governance section of this report, there were no other changes in directors or management during the three-month period ended June 30, 2026.

Litigation Updates

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES”) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the term-sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium oxide concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as possible. The amount involved is currently undetermined.

On October 31, 2025, Fagundes Construção e Mineração S.A., a former mining contractor, initiated an arbitration against Sigma Mineração S.A. The discussion is related to the performance of the parties under the services agreement that has been terminated. The Company believes the claims are without merit. The Company is preparing its defense and counterclaim with the support of its legal counsel. The probability of loss is possible.

As of June 30, 2026, the Company was involved in civil and labor lawsuits totaling $27,457 for which the likelihood of loss has been assessed as possible by Sigma Lithium’s external legal advisors, and $5,746 for cases assessed as probable losses, for which accounting provisions have been recognized.

DISCLOSURE, CONTROLS & PROCEDURES

The CEO and CFO of the Company are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) for the Company as defined under National Instrument 52-109 (NI 52-109) issued by the Canadian Securities Administrators and in Rule 13a-15d - 15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The purpose of the DC&P is to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate, to allow timely decisions regarding required disclosure. The CEO and CFO of the Company concluded that, as a result of material weaknesses in internal controls over financial reporting, the Company’s disclosure controls and procedures were not fully effective.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

Considering these material weaknesses, management performed additional analyses and other procedures to ensure that the Company’s consolidated financial statements were prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board. Accordingly, management believes that the Company’s consolidated financial statements fairly present, in all material respects, Sigma Lithium’s financial position, results of operations, and cash flows as of and for the periods presented, in accordance with IFRS Accounting Standards.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term defined in NI 52-109 and Rule 13a-, 15d - 15(f) of the Exchange Act. An evaluation of the effectiveness of internal controls over financial reporting was conducted based upon criteria established in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, it was concluded that the Company’s internal controls over financial reporting demonstrated certain material weaknesses, as described below.

A material weakness in internal controls over financial reporting is indicative that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis.

Management has identified the following material weaknesses:

~~▪~~	An ineffective control environment resulting from not having enough trained personnel with the appropriate skills and knowledge~~;~~
▪	An ineffective risk assessment process for identifying risks of material misstatement and evaluating changes that could impact internal control over financial reporting;
▪	An ineffective internal and external information and communication process to ensure the relevance, timeliness and quality of information used in control activities, including the communication of the Company’s whistleblower policy and the preparation and selection of appropriate methods for communicating external information;

▪	An ineffective monitoring process to ensure controls are periodically evaluated, results of testing are communicated to senior management and the Board and the control deficiencies are tracked for remediation on a timely basis; and
▪	An ineffective control activity in place with respect to (i) information technology (ii) the documentation of policies and procedures and (iii) the documentation of control activities to mitigate risks.

The control deficiencies described above created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis. Therefore, Sigma Lithium concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as of December 31, 2025

The Company engaged Grant Thornton Auditores Independentes Ltda. (“Grant Thornton”) to perform an “integrated audit” which encompassed an opinion of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2025, as well as an opinion on the effectiveness of the Company’s Internal Control over Financial Reporting (“ICFR”) as of December 31, 2025. Grant Thornton, the Company’s independent registered public accounting firm, audited the Company's consolidated financial statements and issued an adverse opinion on the effectiveness of ICFR. Grant Thornton‘s attestation report on the Company’s ICFR was incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended December 31, 2025.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

MANAGEMENT’S REMEDIATION PLAN

Sigma Lithium’s efforts to address the material weaknesses mentioned above are ongoing. The Company intends to sustain initiatives aimed at enhancing the internal control environment throughout 2026.

The Company has conducted a comprehensive review of internal control procedures and has been actively pursuing steps to address and remediate the identified material weaknesses, as follows:

(i)	The use of external consultants to assist in the assessment of internal controls over financial reporting, mapping all existing control deficiencies, defining remediation plans and forming a team responsible for redesigning processes and developing process automation, including those related to accounting and reporting;
(ii)	Hiring an internal control director who will setup a team for organizing and eliminating all material weaknesses.
(iii)	Strengthening the accounting and reporting team by hiring more experienced people and reducing reliance on third parties in accounting, tax and reporting activities;
(iv)	Implementing new procedures to enhance accuracy in the interim and annual filings. This includes improving the existing financial statement closing schedule; and
(v)	Enhancing information technology (IT) controls and infrastructure. These efforts include addressing IT general control (ITGC) activities, establishing relevant policies and procedures, and engaging external SAP developers to implement IT system improvements and address gaps in the IT structure.

Further to the steps to remediate the material weaknesses described above, the Company is pursuing the following:

a.	Control environment: The Company is committed to continuously identifying, training, and retaining personnel with the necessary skills and experience in designing, operating, and documenting internal controls over financial reporting.
b.	Risk assessment: An enhancement of risk assessment processes, documentation of process understanding, creating flowcharts and identifying process risk points and controls to address them.
c.	Information and communication: The Company is enhancing its whistleblower channel to make it more user friendly and stimulate the usage thereof as a tool for important external and internal communication.
d.	Monitoring activities: The financial and accounting team is committed to work with external specialists to bring in expertise and expedite the remediation of control deficiencies at the process level during 2026 with a focus on the controls matrix for processes underlying all significant accounts and disclosures.
e.	Control activities: The Company is committed to continue to refine control activities to mitigate risks and to ensure the achievement of objectives, designing and implementing controls activities and IT general controls over processes to address any identified process risk points.

Sigma Lithium believes that the Company’s remediation plan will adequately address the identified material weaknesses and bolster internal controls over financial reporting. The Company took steps toward remediation during the 2025 fiscal year and is working towards having its internal controls environment free of material weaknesses by the end of fiscal year 2026.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND REMEDIATION

As described above under Remediation Efforts to Address the “Material Weaknesses”, we are taking actions to remediate the material weaknesses in our internal control over financial reporting. Some changes were implemented in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

CRITICAL ACCOUNTING ESTIMATES

Please refer to the Company’s annual MD&A for the year ended December 31, 2025, for Estimation Uncertainty and Accounting Policy Judgments disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2026, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2025.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Standards issued effective in 2026

▪	IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures

The amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures aim to enhance the clarity of classification, measurement, and disclosure of financial instruments. The updates consist of:

-	Classification of Financial Instruments: The new guidelines focus on the contractual characteristics of financial instruments, particularly those related to Environmental, Social, and Governance (ESG) factors, which influence their measurement, either at amortized cost or fair value.
-	Provision for Expected Losses: IFRS 9 now adopts a model based on expected losses, replacing the previous model that depended on losses incurred. This shift reflects a more proactive approach to risk management.
-	Electronic Settlement of Liabilities: The amendments clarify the recognition of financial assets and liabilities when settled through electronic payment systems. A new accounting policy will also allow for early recognition of financial liabilities under specific conditions.
-	Disclosure Transparency: More detailed disclosures will be required, particularly for financial instruments with contingent features related to sustainability goals. This aims to increase transparency and allow investors to better understand Company’s investments.

The Company assessed this standard and concluded that it did not have a material impact on the financial statements.

Standards issued but not yet effective in 2026

▪	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027, and the Company is assessing the impacts arising from this standard on the presentation and disclosures in the financial statements

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

CAPITAL MANAGEMENT

Sigma Lithium’s objective in managing its capital is to ensure that the Company is able to safeguard its ability to continue as a going concern, continue its operations, and has sufficient capital to be able to meet its strategic objectives, including the continued exploration and development of its existing mineral projects and the identification of additional projects. The Company’s primary source of capital is derived from equity issuances. As of June 30, 2026, capital consisted of equity attributable to common shareholders of $82,295 ($56,630 as of December 31, 2025). The Company has no externally imposed capital requirements and manages its capital structure in accordance with its strategic objectives and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares in the form of private placements and/or secondary public offerings. There has been no change in the Company’s approach to capital management since the end of the three-month period ended June 30, 2026.

QUALIFIED PERSON

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil” issued March 31, 2025, which was prepared for Sigma Lithium by Marc-Antoine Laporte, P.Geo, SGS Canada Inc., William van Breugel, P.Eng, SGS Canada Inc., Johnny Canosa, P.Eng, SGS Canada Inc., and Joseph Keane, P. Eng., SGS North America Inc. (the “Technical Report”). The Technical Report is filed on SEDAR+ and is also available on the Company’s website.

The independent qualified person (QP) for the Technical Report’s mineral resource estimates is Marc-Antoine Laporte P.Geo., M.Sc., of SGS Group in Quebec, Canada. Mr. Laporte is a Qualified Person as defined by Canadian National Instrument 43-101.

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingenieurs du Quebec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain information and statements in this MD&A may constitute “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of U.S. securities legislation (collectively, “Forward-Looking Information”), which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information. All statements, other than statements of historical fact, may be Forward-Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of the mineralization that would be realized by development). When used in this MD&A, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this MD&A. Forward-Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward-Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward-Looking Information.

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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

In particular (but without limitation), this MD&A contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Company; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; potential positive or negative implications of change in government; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant; and competitive conditions and the ongoing uncertainties and effects in respect of the military and global conflicts.

Forward-Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-Looking Information is based upon a number of expectations and assumptions and is subject to several risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward-Looking Information. With respect to the Forward-Looking Information, the Company has made assumptions regarding, among other things:

▪	General economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, the military conflict in Middle East, and other military and global conflicts, and the multinational economic sanctions in relation to such conflicts);
▪	Stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪	Stability and inflation of the Brazilian Real, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;
▪	Demand for lithium, including that such demand is supported by growth in the electric batteries market;
▪	Estimates of, and changes to, the market prices for lithium;
▪	The impact of increasing competition in the lithium business and the Company’s competitive position in the industry;
▪	The Company’s market position and financial and operating performance;
▪	The Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;
▪	Anticipated timing and results of exploration, development and construction activities;
▪	Reliability of technical data;
▪	The Company’s ability to maintain full capacity commercial production, including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues;
▪	The Company’s ability to obtain financing on satisfactory terms to develop its projects, if required;
▪	The Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals;
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The timing and outcome of regulatory and permitting matters;
▪	The exploration, development, construction and operational costs;
▪	The accuracy of budget, construction and operations estimates for the Company;
▪	Successful negotiation of definitive commercial agreements; and
▪	The Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward-Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

In addition, Forward Looking Information with respect to the potential outlook and future financial results contained in this MD&A is based on assumptions noted above and about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information available as at the date of such information. Readers are cautioned that any such information should not be used for purposes other than for which it is disclosed.

The Company’s actual results could differ materially from those anticipated in any Forward-Looking Information as a result of various known and unknown risk factors, including (but not limited to) the risk factors referred to under the heading “Financial Risk Factors” in this MD&A. Such risks relate to, but are not limited to, the following:

▪	There can be no assurance that market prices for lithium will remain at current levels or that such prices will improve;
▪	The market for electric batteries remains underpenetrated in several markets. No assurances can be given for the rate at which this market will continue to develop, which could affect the success of the Company and its ability to expand lithium operations;
▪	Changes in technology or other developments could result in preferences for other products;
▪	The imbalance in the lithium market due to an excess of supply from new or existing competitors could adversely affect prices;
▪	The Company’s financial condition, operations and results of operations are subject to political, economic, social, regulatory and geographic risks of doing business in Brazil;
▪	Inflation in Brazil, along with Brazilian governmental measures to combat inflation, may have a significant negative effect on the Brazilian economy and, as a result, on the Company’s financial condition and results of operations;
▪	Violations of anti-corruption, anti-bribery, anti-money laundering and economic sanctions laws and regulations could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	Corruption and fraud in Brazil relating to ownership of real estate could materially adversely affect the Company’s business, reputation, results of operations and financial condition;
▪	The Company is subject to regulatory frameworks applicable to the Brazilian mining industry which could be subject to further change, as well as government approval and permitting requirements, which may result in limitations on the Company’s business and activities;
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company’s operations are subject to numerous environmental laws and regulations and expose the Company to environmental compliance risks, which may result in significant costs and have the potential to reduce the profitability of operations;
▪	Physical climate change events and the trend toward more stringent regulations aimed at reducing the effects of climate change could have an adverse effect on the Company’s business and operations;
▪	The Company’s future production estimates are based on existing mine plans and other assumptions which change from time to time. No assurance can be given that such estimates will be achieved;
▪	The Company’s capital and operating cost estimates may vary from actual costs and revenues for reasons outside of the Company’s control;
▪	Insurance may not be available to insure against all such risks, or the costs of such insurance may be uneconomic. Losses from uninsured and underinsured losses have the potential to materially affect the Company’s financial position and prospects;
▪	The Company is subject to risks associated with securing title, property interests and exploration and exploitation rights;
▪	The Company is subject to strong competition in Brazil and in the global mining industry;
▪	The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to securities, labor, environmental and health and safety matters, which could result in consequences material to its business and operations;
▪	The Company’s mineral resource and mineral reserve estimates are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources, or mineral reserves will ever qualify as a commercially mineable (or viable) deposit;
▪	The Company’s operations and the development of its projects may be adversely affected if it is unable to maintain positive community relations;
▪	The Company is exposed to risks associated with doing business with counterparties, which may impact the Company’s operations and financial condition;
▪	The Company may not be able to secure the supply of key raw materials;
▪	The Company may not be able to meet the quality requirements of its customers;
▪	Any limitation on the transfer of cash or other assets between the Company and the Company’s subsidiaries, or among such entities, could restrict the Company’s ability to fund its operations efficiently or the ability of its subsidiaries to distribute cash otherwise available for distributions;
▪	The Company is subject to risks associated with its reliance on consultants and others for mineral exploration and exploitation expertise;
▪	The Company's operations are subject to the high degree of risk normally incidental to the exploration for, and the development and operation of, mineral properties;
▪	From time to time, the Company may become involved in litigation, which may have a material adverse effect on its business, financial condition and prospects;
▪	The current military conflict in Ukraine and the Middle East and the economic or other sanctions imposed in response to such military conflicts and other global conflicts may impact global markets in such a manner as to have a material adverse effect on the Company’s business, operations, financial condition and stock price;
▪	Operating cash flow may be insufficient for future needs;
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company may not be able to obtain sufficient financing in the future on acceptable terms, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In order to obtain additional financing, the Company may conduct additional (and possibly dilutive) equity offerings or debt issuances;
▪	Actions taken by foreign governments regarding critical minerals may affect the Company’s business;
▪	The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed;
▪	The Company may be subject to sudden tax changes, which can have a material adverse effect on profitability;
▪	The Company may be unable to achieve cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants;
▪	The Company has not declared or paid dividends in the past and may not declare or pay dividends in the future;
▪	The Company has increased costs as a result of being a public company both in Canada listed on the TSXV and in the United States listed on the Nasdaq, and its management is required to devote further substantial time to United States public company compliance efforts;
▪	If the Company does not maintain sufficiently adequate internal controls over financial reporting as outlined in accordance with NI 52-109 or the Rules and Regulations of the SEC. Accordingly, inappropriately designed or ineffective controls could result in inaccurate financial reporting;
▪	As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to its shareholders;
▪	Failure to retain key officers, consultants and employees or to attract and retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success;
▪	The Company’s business depends on strong labor and employment relations;
▪	The Company is subject to currency fluctuation risks;
▪	The Company is exposed to fluctuation in interest rates;
▪	The Company could face challenges in accessing global capital markets;
▪	Failure in the infrastructure that the Company relies upon could have an adverse effect on its operations;
▪	Certain directors and officers of the Company may be, or may become, associated with other natural resource companies which would give rise to conflicts of interest;
▪	The market price for the Company’s shares may be volatile and subject to wide fluctuations in response to numerous factors beyond its control, and the Company may be subject to securities litigation as a result;
▪	If securities analysts, industry analysts or activist short sellers publish research or other reports about the Company’s business, prospects or value, which questions or downgrades the value of the Company, the price of the Common Shares could decline;
▪	The Company will have broad discretion over the use of the net proceeds from offerings of its securities;
▪	There is no guarantee that the Common Shares will earn any positive return in the short term or long term;
▪	The Company has a minority shareholder which owns 42.49% of the outstanding Common Shares and, as such, for as long as such shareholder directly or indirectly maintains a significant interest in the Company, it may be in a position to affect the Company’s governance, operations and the market price of the Common Shares;
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SIGMA LITHIUM CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

(Expressed in thousands of United States dollars, except per share amounts or unless stated otherwise)

▪	The Company is a Canadian corporation, but many of its directors and officers are not citizens or residents of Canada or the U.S. and it may be difficult or impossible for an investor to enforce judgements against the Company and its directors and officers outside of Canada and the U.S. which may have been obtained in Canadian or U.S. courts or initiate court action outside Canada or the U.S. against the Company and its directors and officers in respect of an alleged breach of securities laws or otherwise. Similarly, it may be difficult for U.S. shareholders to effect service on the Company to realize on judgements obtained in the United States;
▪	The Company is governed by the Ontario Business Corporations Act and by the securities laws of the province of Ontario, which in some cases have a different effect on shareholders than U.S. corporate laws and U.S. securities laws;
▪	The Company is subject to risks associated with its information technology systems and cyber-security; and
▪	The Company may be a Passive Foreign Investment Company, which may result in adverse U.S. federal income tax consequences for U.S. holders of Common Shares.

Readers are cautioned that the foregoing lists of assumptions and risks are not exhaustive. The Forward-Looking Information contained in this MD&A is expressly qualified by these cautionary statements. All Forward-Looking Information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any Forward-Looking Information, whether as a result of new information, future events, or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks, and uncertainties is contained in the Company’s filings with securities regulators, including this MD&A and the Annual Information Form, which are available on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING MINERAL RESERVE & MINERAL RESOURCE ESTIMATE

Technical disclosure regarding the Company’s properties included in this document has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and estimates are made in accordance with NI 43-101. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained in this MD&A is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

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